OMB APPROVAL	
OMB Number:	3235-0123
Expires: August 31, 2020	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 70308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BC PARTNERS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 MADISON AVENUE, 23RD FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT FORTINO — (212) 751-4422
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name -- *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ DAVID LELAND _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ BC PARTNERS SECURITIES LLC _____ , as of _____ December 31, 2019 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Executive Officer
Title

Notary Public

Meghan T. McDonagh
Notary Public - State of New York
No. 01MC6263590
Qualified in Rockland County
My Commission Expires June 11, 20 20

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BC PARTNERS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

BC PARTNERS SECURITIES LLC

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3–6



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BC Partners Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BC Partners Securities LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BC Partners Securities LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BC Partners Securities LLC's management. Our responsibility is to express an opinion on BC Partners Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BC Partners Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as BC Partners Securities LLC's auditor since 2019.
New York, New York
February 27, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

BC PARTNERS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	2,444,743
Other assets		2,001
TOTAL ASSETS	$	2,446,744

LIABILITIES & MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	27,656
Due to affiliate		147,249
TOTAL LIABILITIES		174,905
MEMBER'S EQUITY		2,271,839
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,446,744

The accompanying notes are an integral part of this financial statement

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

BC Partners Securities LLC (the "Company") was formed on December 17, 2018 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") effective June 12, 2019. The Company does not carry securities accounts for customers, or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934. The Company is wholly-owned subsidiary of BC Partners Inc. (the "Parent"). The Company operates from an office in New York City.

The Parent ("BC Partners"), through its SEC-registered investment adviser, BC Partners Advisors L.P., and its European Exempt Reporting Advisor, BC Partners LLP (together, the "BC Partners Investment Advisers") sponsors and acts as an investment adviser to several private equity funds that purchase or make investments in certain companies ("Portfolio Companies") across Europe and North America (the "BC Partners Private Funds").

The Company acts as underwriter in connection with securities issued by the Portfolio Companies (e.g., equity, equity-linked offerings and notes and loan offerings), which may include but not limited to, initial public offerings, follow-on offerings, secondary offerings, unsecured and secured bond offerings and secured loan offerings. As an underwriter, the Company advises Portfolio Company issuers in connection with pricing, timing, and market conditions. The Company is engaged in securities and investment banking activities whereby it performs transaction-related, private placement of securities, and trading securities for own account.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and cash equivalents
The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits by approximately $2,200,000; however, the Company does not believe it is exposed to any significant credit risk. The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are comprised of receivables for fees. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectable accounts is necessary based on historical payment information or

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

known customer financial concerns.

The Company did not have any accounts receivable balance outstanding as of December 31, 2019.

Fair Value Hierarchy

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining Fair Value estimates. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The recorded amounts of cash equivalents, other assets, accounts payable, accrued expenses, and due to affiliate approximate their fair value due to the short-term nature of these financial assets and liabilities.

Lease

On January 1, 2019, the Company adopted the provisions of Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2019 no agreements or arrangements existed that would be classified as a lease under the adopted guidance.

NOTE 3   RELATED PARTY TRANSACTIONS

The Company and BC Partners Advisors L.P ("Affiliate') have an expense sharing agreement dated June 12, 2019, which covers administrative, facility, salary, and other back office services. At December 31, 2019, the Company owed $147,249 to the Affiliate for payments the Affiliate made on behalf of the Company relating to the expense sharing agreement.

During the year ended December 31, 2019, the Parent contributed the total amount of $821,103 to the Company's equity.

During the year ended December 31, 2019, to facilitate its underwriting activity the Company obtained and repaid within the same period a temporary subordinated loan of $12,000,000 from its ultimate parent with the interest of $14,550 at an annual rate of LIBOR (2.4%) plus 1%. The temporary subordinated loan was pre-approved by FINRA.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness" (12-1/2 percent during the first year of operations), as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $2,269,838, and net capital requirements of $100,000 resulting in excess net capital of $2,169,838.

NOTE 5   INCOME TAXES

The Company is a limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the Parent and included in the calculation of the Parent's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

The Company is subject to unincorporated business taxes related to its operations. To the extent taxes are provided for in the financial statement, any such taxes are accrued for at the effective rate of the Company.

At December 31, 2019 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances require.

NOTE 6 COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's Financial Statement.

NOTE 7 SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred through the date the financial statement is available to be issued and determined there are no subsequent events requiring adjustments to or disclosure to in the financial statement.